

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 6 to Registration Statement on Form 10-12G**
> **Filed April 22, 2022**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 10-12G

Introductory Comment, page ii

1. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In this regard, we note your disclosure mentions only that there are no limitations on the amount of funds permitted to be distributed as dividends. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections, as well.

Risk Factors
"It may be difficult for stockholders to enforce any judgment...", page 30

2. Please revise your header and your accompanying disclosure to state whether your directors, officers or members of senior management are located in the PRC or Hong

Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake, Esq.